Exhibit T3H

The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the date of this Application. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

Bain Capital/THL/ Co-Investors
Public Shareholders
Directors and Executive Officers
68%
9%
23%
iHeartMedia, Inc.
(Delaware)
iHeartMedia Capital II, LLC
(Delaware)
iHeartMedia Capital I, LLC
(Delaware)
iHeartCommunications, Inc.
(Texas)
Other Subsidiaries
(including the Guarantors)
Clear Channel Holdings, Inc.
(Nevada)
89.5%
Public Shareholders
Other Subsidiaries
(Including the Guarantors)
Clear Channel Outdoor Holdings, Inc.
(Delaware)
Subsidiaries

The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the Effective Date. On the Effective Date the business of Clear Channel Outdoor Holdings, Inc. will be separated from iHeartMedia, Inc. All of the entities appearing below will exist as of the Effective Date. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)

Includes (a) former creditors of iHeartCommunications, Inc. that will receive new equity in iHeartMedia, Inc. in exchange for their claims in accordance with the Plan of Reorganization, and (b) Bain Capital, THL and Co-Investors and pre-Effective Date public shareholders that will receive new equity in exchange for their pre-Effective Date equity holdings in accordance with the Plan of Reorganization.

(2)

Directors and management will receive new equity in exchange for pre-Effective Date equity holdings, if any, in accordance with the Plan of Reorganization, and also as a result of equity awards granted on the Effective Date.

(3)	Subject to customary exceptions, all wholly-owned domestic subsidiaries of the Company will guarantee the New Secured Notes and the New Unsecured Notes.